sembcorp

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

9 January 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
<u>Rule 12g3-2(b) file No. 825109</u>

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the ~~sale,~~ transfer~~, cancellation and/or use~~:	9 January 2009	
b)	Purpose of such ~~sale,~~ transfer~~, cancellation and/or use~~:	Executives' Shares Option Plan	
c)	Number of treasury shares ~~sold,~~ transferred, ~~cancelled and/or used~~:	19,500	
d)	Number of treasury shares before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	8,375,617
		After change	8,356,117
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such ~~sale,~~ transfer~~, cancellation and/or use~~:	Before change	0.47%
		After change	0.47%
f)	Value of the treasury shares if they are used for a ~~sale or~~ transfer~~, or cancelled~~:	$80,838.36	

Kwong Sook May
Company Secretary

9 January 2009

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Announcement of Cessation as Key Executive *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	06-Jan-2009 11:29:02
Announcement No.	00012

>> Announcement Details
The details of the announcement start here ...

Name of person *	Heng Chiang Gnee
Age *	54
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	01-01-2009
Detailed Reason(s) for cessation *	Pursue personal interests
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	01-11-2005
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	President & CEO of Sembcorp Environment Pte Ltd
Role and responsibilities *	As above
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes
Number of Independent Directors	5

currently resident in Singapore (taking into account this cessation) *	
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	1

Shareholding * in the listed issuer and its subsidiaries *	Sembcorp Industries Ltd - 241,734 shares Sembcorp Marine Ltd - 1,135,400 shares

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

>> Other Directorships

Past (for the last 5 years) *	Sembcorp Marine Ltd Jurong Brazil Singapore Pte Ltd Jurong Shipyard Pte Ltd Karimun Shiprepair & Engineering Pte Ltd Kristiansand Drilling Pte Ltd Omixasia.com Pte Ltd P T Karimun Sembawang Shipyard PPL Shipyard Pte Ltd Sembawang Shipyard (S) Pte Ltd Sembawang Shipyard Pte Ltd SES Marine Services Pte Ltd Singapore Maritime Foundation SML Shipyard Pte Ltd Tridex Investment Inc World Adventurer Pte Ltd Sembcorp Environment Pte Ltd Sembcorp Sita Pte Ltd SembEnviro (India) Pte Ltd SembEnviro K K Asia Pte Ltd SembEnviro Recycling Pte Ltd SembEnviro Resource Recovery Pte Ltd SembEnviro Tay Paper Pte Ltd SembSita Pacific Pte Ltd SembVisy Recycling MRF Pte Ltd SembWaste Pte Ltd Chongqing Sembcorp Chunxing Alloy Co., Ltd Jiangsu Sembcorp Chunxing Alloy Co., Ltd SembEnviro K K Asia (HK) Ltd SembRamky Environmental Management Pte Ltd SembSita Australia Pty Ltd Sembcorp Utilities Pte Ltd Sembawang Bethlehem Pte Ltd BW Trust Management Pte Ltd
Present *	Shanghai SEI SembCorp Enviro-Solutions Co. Ltd Shanghai SembEnviro Reliance Co. Ltd Tennamaram Biomass Sdn Bhd

Footnotes	

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